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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
Rule 13e-3 Transaction Statement under Section 13(e)
of the Securities Exchange Act of 1934
(Amendment No. 1)

Dole Food Company, Inc. (Name of the Issuer)
David H. Murdock DHM Holding Company, Inc. DHM Acquisition Company, Inc. Dole Food Company, Inc. (Names of Persons Filing Statement)
Common Stock, No Par Value (Title of Class of Securities)
256605106 (CUSIP Number of Class of Securities)

Roberta Wieman
10900 Wilshire Boulevard, 16th Floor
Los Angeles, CA 90024-6501
Telephone: (310) 208-6055
(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)
copy to: Peter J. Tennyson, Esq., Paul, Hastings, Janofsky & Walker LLP, Seventeenth Floor, 695 Town Center Drive, Costa Mesa, CA 92626-1924 Telephone: (714) 668-6200

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3 (c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 ("the Act").
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee

$1,472,737,597	$135,492

*
The filing fee is determined based upon the sum of (a) the product of 43,088,903 shares of common stock and the merger consideration of $33.50 per share (equal to $1,443,478,251) and (b) the difference between the merger consideration of $33.50 per share and the exercise price per share of each of the 3,593,209 shares of common stock options outstanding in which the exercise price per share is less than $33.50 per share (equal to $29,259,346). In accordance with Exchange Act Rule 0-11(c) the filing fee was determined by calculating a fee of $92 per $1,000,000 of the aggregate merger consideration of $1,472,737,597.

☒	Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	Amount Previously Paid:	$135,492
	Form or Registration No.:	Schedule 14A
	Filing Party:	Dole Food Company, Inc.
	Date Filed:	December 24, 2002

INTRODUCTION

        This Amendment No. 1 to Schedule 13E-3 (this "Schedule 13E-3/A") amends and supplements the Rule 13E-3 Transaction Statement on Schedule 13e-3 filed with the Securities and Exchange Commission (the "SEC") on December 24, 2002 by David H. Murdock, DHM Holding Company, Inc., a Delaware corporation ("Parent"), DHM Acquisition Company, Inc., a Delaware corporation ("Purchaser"), and Dole Food Company, Inc. ("Dole"), a Delaware corporation and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction. Pursuant to an Agreement and Plan of Merger among Parent, Purchaser, Mr. Murdock and Dole dated as of December 18, 2002, Purchaser will merge with and into Dole. Purchaser is a newly formed Delaware corporation wholly-owned by Parent, a newly formed Delaware corporation wholly-owned by Mr. Murdock.

        In the merger, each issued and outstanding share of Dole common stock will be cancelled and automatically converted into the right to receive $33.50 in cash, without interest or any other payment thereon, with the following exceptions: shares of Dole common stock owned by Parent and Purchaser and their affiliates or by Dole or by any of Dole's subsidiaries will be cancelled without payment and shares of Dole common stock held by stockholders who properly exercise appraisal rights will be converted into the right to receive the appraised value for such shares. Upon completion of the merger, the entire equity interest in Dole will be indirectly-owned by David H. Murdock through Parent.

        Concurrently with the filing of this Schedule 13E-3/A, Dole is filing a definitive proxy statement pursuant to which the stockholders of Dole will be given notice of a special meeting at which they will be asked to adopt the merger agreement. The information set forth in the definitive proxy statement, including all schedules and appendices thereto, is hereby expressly incorporated herein by reference in answer to Items 1 through 15 of this Schedule 13E-3/A.

Item 16. Exhibits.

(a)(2)	Definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on February 14, 2003 (incorporated herein by reference to the definitive proxy statement).
(c)(3)	Materials presented by Goldman, Sachs & Co. to the special committee on December 18, 2002.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ DAVID H. MURDOCK (Signature)
David H. Murdock (Name and title)
February 14, 2003 (Date)

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
(a)(2)	Definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on February 14, 2003 (incorporated herein by reference to the definitive proxy statement).
(c)(3)	Materials presented by Goldman, Sachs & Co. to the special committee on December 18, 2002.

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  Item 16. Exhibits.
SIGNATURE
EXHIBIT INDEX